Manhattan Minerals Corp.

Consolidated Financial Statements
December 31, 2003, 2002 and 2001
(expressed in thousands of United States dollars)

Auditors' Report

To the Shareholders of
Manhattan Minerals Corp.

We have audited the consolidated balance sheets of Manhattan Minerals Corp. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, B.C., Canada
March 19, 2004

Comments by the auditors for U.S. readers on Canada-U.S. reporting differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern such as those described in note 1 of the consolidated financial statements. Our report to the shareholders dated March 19, 2004, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

Chartered Accountants
Vancouver, B.C., Canada
March 19, 2004

Manhattan Minerals Corp.
Consolidated Balance Sheets
As at December 31, 2003 and 2002

(expressed in thousands of United States dollars)

	2003	2002
	$	$

Assets
Current assets
Cash and cash equivalents	1,083	71
Accounts receivable	23	32
Prepaid expenses and deposits	56	128

	1,162	231
Exploration expenditures (notes 1 and 3)	4,948	61,979
Property, plant and equipment (note 4)	15	16

	6,125	62,226

Liabilities
Current liabilities
Accounts payable and accrued liabilities (note 5)	1,005	1,266
Convertible promissory notes (note 6)	791	363
Severance costs	-	28

	1,796	1,657

Shareholders' Equity
Capital stock (note 7)	108,215	103,696
Stock based compensation and warrants (note 7)	30	-
Equity component of convertible promissory notes (note 6)	235	235
Warrants (note 6)	957	957
Deficit	(105,108)	(44,319)

	4,329	60,569

	6,125	62,226
Going concern and nature of operations (note 1)
Measurement uncertainty (note 1)
Subsequent event (note 3)

Approved by the Board of Directors

Director___________________________	_________________________Director

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Consolidated Statements of Operations and Deficit
For the years ended December 31, 2003, 2002 and 2001

(expressed in thousands of United States dollars, except share and per share amounts)

	2003	2002	2001
	$	$	$

Expenses
Corporate general and administrative	1,040	1,357	1,387
Severance costs (note 5)	-	53	773
Writedown (recovery) of Tambogrande project (note 3)	59,294	(48)	371

	60,334	1,362	2,531

Other expenses (income)
Stock based compensation (note 7)	17	-	-
Foreign exchange loss on convertible debt (note 6)	104	-	-
Foreign exchange loss (gain)	20	(12)	121
Interest income	(10)	(14)	(93)
Financing (note 6)	324	51	-

	455	25	28

Loss for the year	60,789	1,387	2,559

Deficit - Beginning of year	44,319	42,932	40,373

Deficit - End of year	105,108	44,319	42,932

Basic and diluted loss per common share	1.14	0.03	0.06

Weighted average number of common shares
outstanding	53,109,772	46,098,219	39,527,472

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

(expressed in thousands of United States dollars)

	2003	2002	2001
	$	$	$

Cash flows from operating activities
Loss for the year	(60,789)	(1,387)	(2,559)
Writedown of Tambogrande project	59,294	-	371
Amortization	5	22	58
Foreign exchange (gain) loss	10	(14)	134
Financing (note 6)	324	51	-
Compensation and consulting fees	100	343	142
Stock based compensation	17	-	-
Net changes in non-cash working capital (note 10)	145	366	284
Severance costs	(28)	(184)	212

	(922)	(803)	(1,358)

Cash flows from financing activities
Proceeds from exercise of options	152	16	-
Proceeds from exercise of warrants	1,163	334	-
Common share proceeds	3,100	-	-
Special warrant net proceeds	-	-	3,355
Share issue costs	(307)	-	(345)
Convertible debt and warrants	-	1,504	-

	4,108	1,854	3,010

Cash flows from investing activities
Exploration and project expenditures	(2,264)	(3,454)	(4,073)
Insurance proceeds	-	418	214
Property, plant and equipment	(4)	(37)	(3)

	(2,268)	(3,073)	(3,862)

Foreign exchange gain (loss) on cash held
in foreign currency	94	14	(134)

Increase (decrease) in cash and cash equivalents	1,012	(2,008)	(2,344)

Cash and cash equivalents - Beginning of year	71	2,079	4,423

Cash and cash equivalents - End of year	1,083	71	2,079

Supplemental cash flow information (note 10)

The accompanying notes are an integral part of these consolidated financial statements.

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

  Going concern and nature of operations

Manhattan Minerals Corp.'s (Manhattan or the Company) primary activity is the exploration of precious and base metal mineral properties in Peru. The Company intends to bring its properties to production, structure joint ventures with others, option or lease properties to third parties, or sell them outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable. As a result the Company is considered to be an exploration stage company. The recoverability of the amounts shown for exploration properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the property, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as exploration and project expenditures represent costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values (see note 3).

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. At December 31, 2003, the Company holds working capital of $157,000 which is not sufficient to satisfy current general and administrative activities, and property obligations estimated at $3,325,000 for the 2004 fiscal year. Therefore, there is substantial doubt about the Company's ability to continue as a going concern.

The Company is investigating the possibility of raising additional capital through private placements and, although management has been successful in the past, there can be no assurance that it will be able to raise additional capital in the future.

The ability of the Company to continue as a going concern and to realize the carrying values of its assets and discharge its liabilities when due is dependent upon the raising of additional capital. Management believes raising sufficient additional capital will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these financial statements. These financial statements do not give effect to any adjustments which may be necessary should the Company be unable to continue as a going concern. Such adjustments may be material.

Measurement uncertainty

The Company has invested a total of $2,712,000 in its Papayo property interests. In order to maintain those property interests in good standing, the Company is required to meet certain financial and non-financial obligations for the Papayo concessions by July 15, 2004 (see note 3).

In the event that the Company does not fulfil its financial and non-financial obligations by the due date, the Company's property interest may be impaired, necessitating a writedown of up to $2,712,000, which amount would be charged to the statement of operations.

(1)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
  Significant accounting policies Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Differences with respect to accounting principles generally accepted in the United States are disclosed in note 12.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The principal subsidiaries of the Company are Compania Minera Manhattan S.A. and Manhattan Sechura Compania Minera S.A.

Translation of foreign currency

The Company's subsidiaries are integrated foreign operations. Currency transactions and balances are translated into the reporting currency as follows:

a) Monetary items are translated at the rates prevailing at the balance sheet date;

b) Non-monetary items are translated at historical rates;

c) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

d) Gains and losses on foreign currency translation are reflected in operations.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of the financial statements, and revenues and expenses for the periods reported. Actual results may differ from those estimates.

Exploration properties

Exploration properties are recorded at cost, which includes acquisition, exploration and development costs, financing charges, capitalized interest, and attributed direct general and administrative support costs. Properties determined to be impaired, sold, abandoned or assessed not to contain economic reserves, are written down. Carrying values do not necessarily reflect present or future values. The recoverability of those carrying values is dependent upon the Company obtaining financing for exploration, establishing mineral reserves, and implementing profitable operations.

(2)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Property, plant and equipment

Property, plant and equipment comprise vehicles, computer equipment, office furniture, and communication equipment. Amortization is provided on a straight-line basis at a rate of 20% over the estimated useful lives of the assets.

Financial instruments

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments. Management has determined that it is not practical to determine the fair value of the convertible promissory notes due to uncertainty regarding the availability of similar borrowing arrangements at the balance sheet date.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Diluted loss per common share is calculated using the treasury stock method, which assumes that stock options are only exercised when the exercise price is below the average market price during the period, and that the Company will use any proceeds to purchase its common shares at their average market price during the period.

Income taxes

The Company uses the liability method of accounting for future income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realized. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term deposits with a maturity date of 90 days or less from the date of acquisition.

Convertible debt instruments

The equity and liability components of convertible debt instruments are presented separately in accordance with their substance. The liability component is accreted to the amount payable at maturity by way of a charge to earnings using the interest method. Detachable warrants issued in conjunction with convertible debt instruments are recorded at fair value using the Black-Scholes option pricing model, and classified as a separate component of shareholders' equity.

(3)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Stock-based compensation

Effective January 1, 2002, the Company adopted the requirements of the new Canadian Institute of Chartered Accountants standard concerning the accounting for stock-based compensation. The Company elected not to adopt the fair value method of accounting for stock options. No compensation expense is recognized if the exercise price of the stock options at date of grant is equal to market value. Grants of stock options to non-employees and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting. Consideration paid for shares on exercise of stock options is credited to capital stock.

  Exploration expenditures

Project costs at December 31, 2003 and 2002 are summarized in the following table:

	2003	2002
	$	$

Tambogrande concessions (a)	1	57,269
Lancones concessions (b)	2,235	2,086
Papayo concessions (c)	2,712	2,624

	4,948	61,979

a) Tambogrande concessions

The Tambogrande concessions are located in the Province of Piura, in northern Peru. The concessions are registered in the name of Empresa Minera del Centro del Peru S.A. (Centromin Peru - formerly Minero Peru), which is owned 100% by the Government of Peru.

In May 1999, the Company and Centromin Peru signed an agreement granting the Company an option to elect to proceed with the development of the concessions. Under the terms of the agreement, as amended, the Company was required to meet certain qualifying conditions by December 1, 2003 in order to exercise the option, such conditions including the delivery of the Environmental Impact Assessment, a feasibility study and a finance plan for the project development. In addition, the Company was required to demonstrate that it had a net asset value of $100 million and a 10,000 tonne per day plant. However, the agreement stated that should a company that meets these additional qualifying conditions own 25% or more of the Company, then the Company would be deemed to have met the qualifying conditions.

(4)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

On December 1, 2003, the Company presented to Centromin Peru documentation pertaining to its compliance with the requirements of the qualifying conditions. On December 10, 2003, Centromin Peru advised the Company that it had reviewed the material submitted by the Company and had concluded that the Company had failed to meet the requirements of the qualifying conditions, and that the agreement was therefore terminated. Consequently, the Company has written down the carrying value of the Tambogrande concessions to a nominal amount of $1,000, resulting in a charge to operations of $59,294,000. On February 15, 2004, the Company notified Centromin Peru that it has decided to commence arbitration proceedings to reclaim its interest in the property, which may take up to twelve months. There is no assurance that the Company will be successful in the arbitration process.

b) Lancones concessions

The property was acquired through staking and surrounds the Tambogrande concessions.

c) Papayo concessions

The Company has been granted an option by Buena Ventura's wholly owned Peruvian subsidiary Compania de Exploraciones, Desarrollo e Inversiones Mineras S.A. (Cedimin) to acquire an interest in Cedimin's Papayo property. The property lies contiguously to the south of the Tambogrande concessions. In June 2001, Cedimin granted a 15-month extension to Manhattan for exercising the option to January 15, 2004. Subsequently, in December 2003, Cedimin granted a further extension to the date for exercising the option to July 15, 2004. The Company can earn a 51% interest in the property by spending $4,950,000 ($2,712,000 spent at December 31, 2003) in exploration expenditures. In addition, it must make payments aggregating $300,000 to Cedimin ($250,000 paid), subject to payment in full prior to the exercise of the option. If Cedimin elects not to proceed, the Company may earn a further 29% of the property by funding Cedimin's 49% cost share of the next $10,000,000 property expenditures. Subsequently, it may acquire the remaining balance of 20% for a consideration of $5,000,000.

  Property, plant and equipment

Included in corporate general and administrative costs is amortization of $5,000 (2002 - $22,000; 2001 - $58,000).

	2003	2002
	$	$

Cost	495	491
Accumulated amortization	(480)	(475)

	15	16

(5)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
  Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are comprised as follows:

	2003	2002
	$	$

Due to vendors	364	443
Severance costs (current portion)	254	417
Legal fees related to disposition of Mexican operations	235	235
Mineral property concession payments	152	171

	1,005	1,266
  Convertible promissory notes

In October 2002, the Company issued 2,364 units, each unit comprising one CA$1,000 convertible promissory note and 1,960 share purchase warrants, for total gross proceeds of $1,504,000 (CA$2,364,000). The promissory notes mature 3 years from the issue date, are non-interest bearing and non-transferable. Each share purchase warrant entitles the holder to purchase one common share of the Company at a price of CA$0.51 up to October 16, 2005. The Company may redeem the notes by repaying the principal amount plus a redemption premium of 15% if redeemed by October 16, 2004 and 20% if redeemed by October 16, 2005.

The holder may convert the notes into common shares of the Company at a price which is the greater of CA$0.40 or the current market price of the common shares less the maximum allowable discount permitted by the Toronto Stock Exchange at the conversion date. To date, no notes have been converted into common shares. The principal amount of the notes is collateralized by a first security interest against certain of the Company's exploration assets in Peru. In accordance with Canadian generally accepted accounting principles, the convertible notes have been split between their liability and equity components. In addition, a portion of the proceeds from the units has been allocated to the fair value of the share purchase warrants granted. The amount of $957,000 allocated to the warrants was measured using the Black-Scholes option pricing model, and was based on a risk free interest rate of 4%, an expected life of 3 years, an expected volatility of 100%, and a dividend yield rate of nil.

During the year ended December 31, 2003, an accretion charge of $324,000 (2002: $51,000) was charged to operations and was recorded as a financing expense. In addition, a foreign exchange loss of $104,000 arising on the retranslation of the convertible debt at December 31, 2003 was charged to the statement of operations and deficit.

(6)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
  Capital stock

Authorized
        500,000,000 common shares without par value

Issued

		2003		2002		2001

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount
		$		$		$

Balance - Beginning of
year	47,799,580	103,696	39,721,508	99,773	39,452,349	99,631
Issue of common shares	6,130,814	3,100	-	-	-	-
Exercise of special
warrants	-	-	5,845,000	3,355	-	-
Exercise of warrants	2,191,067	1,278	780,900	334	-	-
Commissions and finder's
fees	25,000	19	-	-	75,000	74
Compensation shares	877,090	405	1,422,172	563	194,159	68
Exercise of options	325,290	152	30,000	16	-	-
Share issue costs	-	(435)	-	(345)	-	-

Balance - End of year	57,348,841	108,215	47,799,580	103,696	39,721,508	99,773

On May 16, 2003, the Company issued 6,130,814 units, each unit comprised of one common share and one-half of one common share purchase warrant for gross proceeds of $3,100,000. Each whole share purchase warrant entitles the holder to acquire one common share at a price of $0.75 per share up to May 16, 2004 and thereafter at a price of $0.85 to May 16, 2005. In connection with the financing, the Company paid a cash commission of 7% of the gross financing proceeds and issued 401,464 broker warrants, each broker warrant entitling the holder to purchase one common share at a price of CA$0.70 per share until May 16, 2005.

The fair value of broker warrants granted was estimated at the grant date using the Black-Scholes option pricing model. A fair value per warrant of CA$0.44 was estimated based on a risk free rate of 4%, expected life of three years, expected volatility of 99% and a dividend yield rate of $nil. The fair value of the warrants was treated as a share issue cost. At December 31, 2003, 41,494 warrants remained unexercised.

On January 11, 2002, the Company qualified a prospectus for the issue of 5,845,000 special warrants at CA$0.90 per special warrant for gross proceeds of $3,355,000 (CA$5,260,500). Each special warrant was exercised, at no extra cost, into one unit comprising one common share and one half of one common share purchase warrant. Each common share purchase warrant was exercisable into one common share at a cost of CA$1.25 per share until September 18, 2002 or at a price of CA$1.50 after September 18, 2002 until September 18, 2003. In addition, the Company granted the agents compensation consisting of special warrants entitling the agents to acquire, without payment of any additional consideration, 350,700 common share purchase warrants entitling the agents to subscribe for and purchase 350,700 common shares at a price of CA$0.90 per common share on or before September 18, 2003. In connection with the offering, agents commissions and other share issue costs totalled $345,000. During 2002, the 2,922,500 warrants were repriced

(7)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

from CA$1.25 to CA$0.67 if exercised before September 18, 2002 and from CA$1.50 to CA$1.00 if exercised after September 18, 2002 and before September 18, 2003.

Share option plan

The Company has established a share option plan whereby the board of directors may from time to time grant options to individual eligible directors, officers, employees or consultants. The aggregate number of shares to be reserved under the plan is 5,929,000 shares. The maximum term of any option will be five years. The exercise price of an option is not less than the closing price on the TSE on the last trading day preceding the grant date.

Share compensation plan

On October 24, 2001, the Company adopted a share compensation plan (as amended on May 30, 2003) to allow the Company to issue up to an aggregate of 4,000,000 common shares to certain executive officers, employees and/or directors, from time to time, in lieu of cash salary and bonus payments. An aggregate of 2,493,421 shares has been issued under the plan.

Stock-based compensation

The Company follows the intrinsic value method of accounting for the granting of stock options. Under this method, no compensation expense is recognized if the exercise price of the stock options is at market value at date of grant to employees and directors. Grants of stock options to non-employees and consultants and direct awards of stock to employees and non-employees must be accounted for using the fair value method of accounting.

An aggregate of 1,020,850 (2002: 1,640,000) stock options were granted during 2003 to employees, directors and consultants of the Company (895,850), and non-employees (125,000). In 2003, an amount of $17,000 was charged to the statement of operation recorded as stock-based compensation expense for stock options granted to non-employees.

Had the fair value method of accounting been followed for the 895,850 stock options granted to directors and employees, at prices of between CA$0.69 and CA$0.94 (2002: CA$0.47 and CA$1.15), a compensation expense of $304,000 (2002: $314,000) would have been recognized in operations. Pro forma loss and basic and diluted loss per share information as determined under the fair value method is detailed below for options granted to directors and employees:

	2003	2002
	$	$
Loss for the year
As reported	60,789	1,387
Pro forma	61,093	1,701
Basic and diluted loss per share
As reported	(1.14)	(0.03)
Pro forma	(1.15)	(0.04)

(8)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

The fair values of these options were estimated at the grant date using the Black-Scholes option-pricing model. Fair value estimates ranged from CA$0.47 - CA$1.15 per option, based on a risk free interest rate of 4%, expected life of 5 years, an expected volatility of 99%, and a dividend yield rate of nil.

The Black-Scholes option pricing models requires the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

Outstanding options

Common shares under option are as follows:

			Weighted
	Number of	Exercise	average
	options	price	exercise price	Expiry date
		CA$	CA$
Balance - December 31, 2000	2,992,500	2.35 - 6.80	3.32	2001 - 2005
Granted	1,270,000	0.71 - 1.90	0.99	2006
Exercised	-	-	-	-
Cancelled	(772,500)	0.91 - 6.80	3.32	2001 - 2006

Balance - December 31, 2001	3,490,000	0.71 - 4.92	2.46	2002 - 2006
Granted	1,640,000	0.47 - 1.15	1.00	2007
Exercised	(30,000)	0.80	0.80	2002
Cancelled	(1,961,667)	0.91 - 4.92	2.75	2002 - 2007

Balance - December 31, 2002	3,138,333	0.47 - 4.70	1.54	2003 - 2007
Granted	1,020,850	0.69 - 1.18	0.79	2008
Exercised	(325,290)	0.47 - 0.94	0.63	2003
Cancelled	(1,670,000)	0.71 - 4.70	1.98	2003 - 2008

Balance - December 31, 2003	2,163,893	0.47 - 3.65	0.98	2004 - 2008

Options outstanding and exercisable at December 31, 2003:

		Options outstanding		Options exercisable
				Number
Range of		Weighted	Weighted	exercisable at	Weighted
exercise	Number of	average	average	December 31,	average
prices	options	expiry date	exercise price	2003	exercise price
CA$		years	CA$		CA$
0.47 - 0.94	1,345,560	3.4	0.75	1,073,060	0.78
1.00 - 1.18	668,333	3.4	1.12	463,333	1.11
2.45 - 2.85	110,000	0.1	2.56	110,000	2.56
3.65	40,000	0.5	3.65	40,000	3.65
	2,163,893	3.4	1.02	1,686,393	1.05

(9)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

Outstanding warrants

At December 31, 2003, an aggregate of 8,333,944 warrants and broker warrants are outstanding for the purchase of common shares as follows: 3,017,907 at CA$0.75, expiring May 16, 2004, 41,494 common shares at CA$0.70 expiring May 16, 2004, 1,500,000 common shares at CA$4.50 expiring June 15, 2004, and an aggregate of 3,774,543 warrants for the purchase of common shares at CA$0.51 expiring September 17 and 24, 2005. At December 31, 2003, the weighted average exercise price of outstanding warrants is CA$1.32 and the weighted average expiry date remaining is 1 year.

  Income taxes

a) The income taxes shown in operations differ from the amounts obtained by applying statutory rates due to the following:

	2003	2002	2001

Statutory tax rate	37.62%	39.62%	44.62%

	$	$	$

Loss for the year	60,789	1,387	2,559

Tax recovery	22,869	550	976
Difference due to foreign tax rates	(5,713)	-	-
Losses for which an income tax
benefit has not been recognized	(17,156)	(550)	(976)

	-	-	-

b) The Company has capital losses of approximately $33,779,000, with no expiry, and non-capital losses of approximately $14,700,000 in Canada, which will expire as follows:

Expiry date	$

2004	1,276
2005	1,607
2006	2,502
2007	2,447
2008	2,613
2009	2,464
2010 and thereafter	1,791

14,700

(10)

Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

The Company also has potential tax losses of US$45.1 million in Peru, held by its wholly-owed subsidiary, Manhattan Sechura Compania Minera S.A. (Sechura). These losses can be realized at the option of Sechura, at which time Sechura must file an election determining the applicability and expiry of the losses under one of two methods as set out by current Peruvian tax laws.

c) No future income tax asset has been recognized in respect of the above and other amounts. Significant components of the Company's future income tax asset at December 31, 2003 are as follows:

	2003	2002
	$	$
Tax losses	12,195	9,754
Tax value of capital assets in excess of accounting values	14,041	410
Other deductible temporary differences	142	179
Total future income tax assets	26,378	10,343
Valuation allowance	(26,378)	(10,343)
Net future income tax assets	-	-
  Segmented financial information

As at December 31, 2003, the Company operates in one segment, the exploration of base and precious metals in Peru. Other reconciling adjustments comprise general and administrative costs, financing expenses, foreign exchange, interest income, assets, capital expenditures, and amortization reported by the Canadian head office.

	Exploration	Other
	in	reconciling
	Peru	adjustments	Total
	$	$	$
December 31, 2003
Loss for the year	59,294	1,495	60,789
Total assets	5,119	1,006	6,125
Capital expenditures	2,264	4	2,268
Amortization	-	5	5

December 31, 2002
Loss for the year	(48)	1,435	1,387
Total assets	62,049	177	62,226
Capital expenditures	3,454	37	3,491
Amortization	-	22	22

December 31, 2001
Loss for the year	371	2,188	2,559
Total assets	59,019	2,418	61,437
Capital expenditures	4,073	3	4,076
Amortization	-	58	58

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Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
  Supplemental cash flow information
	2003	2002	2001
	$	$	$

Net changes in non-cash working capital
Decrease in operating assets
Accounts receivable	9	244	2
Prepaid expenses and deposits	72	141	1
Increase (decrease) in operating liabilities
Accounts payable and accrued liabilities	64	(19)	281

	145	366	284

Significant non-cash, financing and investing activities
Common shares issued for severance payable	157	-	-
Common shares issued for accounts payable	43	-	-
Common shares issued for exploration expenditures	124	121	-
Common shares issued for consulting fees	-	92	74
Common shares issued for compensation	100	350	68
Common shares issued for special warrants	-	3,010	-
Warrants issued for share issue cost	128	-	-

Cash and cash equivalents are comprised of the following:

	2003	2002	2001
	$	$	$

Cash	1,083	71	1,177
Short-term deposits	-	-	902

	1,083	71	2,079
  Related party transactions

During the year ended December 31, 2003, the Company had the following transactions with related parties:

a) The company issued 140,887 common shares to a former director of the Company with a value of $73,000 as compensation for consultancy services performed.

b) At December 31, 2003, the Company had a loan receivable of $9,000 from a director of the Company.

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Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
  Differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from accounting principles generally accepted in the United States (U.S. GAAP).

Had the Company prepared the consolidated financial statements in accordance with U.S. GAAP, certain items on the consolidated balance sheets, statements of operations and deficit, and statements of cash flows would have been reported as follows:

Consolidated Balance Sheets

		2003		2002

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Assets
Current assets	1,162	1,162	231	231
Exploration expenditures	4,948	-	61,979	-
Property, plant and equipment	15	15	16	16

	6,125	1,177	62,226	247

Liabilities
Current liabilities	1,005	1,005	1,266	1,266
Long-term liabilities	791	566	391	241

Shareholders' Equity
Share capital	108,215	108,354	103,696	103,835
Stock based compensation and
warrants	30	30	-	-
Equity component of
convertible promissory
notes	235	-	235	-
Beneficial conversion feature (b)	-	376	-	376
Warrants (b)	957	957	957	957
Deficit (a)(b)	(105,108)	(110,111)	(44,319)	(106,428)

	4,329	(394)	60,569	(1,260)

	6,125	1,177	62,226	247

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Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)
Consolidated Statements of Operations and Deficit

	2003	2002	2001
	$	$	$

Loss for the year under Canadian GAAP	(60,789)	(1,387)	(2,559)
Exploration expenditures (a)(b)	-	(3,486)	(3,017)
Net exploration expenditures expensed in prior years
(a)(b)	57,031	-	-
Foreign exchange on convertible debt (b)	36	-	-
Financing expense (b)	39	9	-

Loss for the year under U.S. GAAP	(3,683)	(4,864)	(5,576)

Basic and diluted loss per share under Canadian
GAAP	1.14	0.03	0.06

Basic and diluted loss per share under
U.S. GAAP	0.07	0.11	0.14

Consolidated Statements of Cash Flows

	2003	2002	2001
	$	$	$

Operating activities
Under Canadian GAAP	(922)	(803)	(1,358)
Exploration and development expenditures (a)(b)	(2,264)	(3,454)	(4,073)

Cash used for operating activities under U.S. GAAP	(3,186)	(4,257)	(5,431)

Financing activities
Under Canadian and U.S. GAAP	4,108	1,854	3,010

Investing activities
Under Canadian GAAP	(2,268)	(3,073)	(3,862)
Exploration and development expenditures (a)(b)	2,264	3,454	4,073

Cash provided by (used for) investing activities
under U.S. GAAP	(4)	381	211
  Under Canadian GAAP, exploration expenditures are recorded at cost. Properties considered to be impaired, sold, abandoned or assessed not to contain economic reserves are written down. Under U.S. GAAP, all exploration costs are expensed as incurred until the Company has established economically recoverable reserves.

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Manhattan Minerals Corp.
Notes to Consolidated Financial Statements
December 31, 2003, 2002 and 2001

(all tabular amounts are expressed in thousands of United States dollars unless otherwise stated)

b) Under Canadian GAAP, the liability and equity components of convertible debt instruments are determined and shown separately. Under U.S. GAAP, convertible debt instruments are classified as debt with a portion of the proceeds allocated to equity to the extent that the conversion price of the debt at the grant date is less than the market price of the common shares at that date. The value attributed to equity accretion under U.S. GAAP is recorded by way of a charge to earnings using the interest method. Accretion charges are expensed in the statement of operations and deficit, the accretion charge is translated at the average rate in effect during the period.

Recent accounting pronouncements

  The Canadian Institute of Chartered Accountants (CICA) has issued amendments to Section 3870 - "Stock-based Compensation and Other Stock-based Payments", which require an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options. The Company will be required to adopt the standard on January 1, 2004, which will result in compensation expense on stock options granted to directors and employees, previously only disclosed on a pro forma basis, to be charged to earnings.

  Asset Retirement Obligations

Effective January 1, 2003, the Company adopted SFAS No. 143, "Accounting for Asset Retirement obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Adoption of the standard did not have any impact on the Company's reported results.

The Canadian Institute of Chartered Accountants (CICA) has issued a new Handbook section, "Asset Retirement Obligations," to replace the previous guidance on future removal and site restoration costs included in the CIACA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company does not expect that adoption of this new standard will have any impact on its financial position and results of operations.

  Impairment of Long-lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which is effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with the finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company is currently assessing the impact of the new standard which will be adopted on January 1, 2004.

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